April 23, 2009

Via Edgar

United States Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Peggy Fisher
Assistant Director
Division of Corporation Finance

Re:	China Yuchai International Limited

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed January 30, 2009

File No. 1-13522

Ladies and Gentlemen:

Set forth below is China Yuchai International Limited’s (“CYI”) response to the Staff’s comments in Cecilia Blye’s letter dated March 26, 2009. For the Staff’s convenience, the Staff’s comments are set forth before each response.

General

1.	We note from disclosure on page 28 that your subsidiary Guangxi Yuchai sells products in Cuba and is party to a memorandum of understanding with the Cuban government for the sale of diesel engines. As you know, Cuba is identified by the U.S. Department of state as a state sponsor of terrorism, and is subject to U.S. asset controls and export controls. Please describe to us any transactions, contracts, agreements and understandings you have entered into with Cuba since your letter to us of August 4, 2006 and September 2, 2006. In this regard, we note a July 2007 news article stating that Guangxi Yuchai intends to expand its export business and hopes to eventually increase exports to about 30% of its production.

1.	CYI confirms to the Staff that there have been no new contracts, agreements and understandings entered into by Guangxi Yuchai and Cuba since our letters of August 4, 2006 and September 7, 2006 (and not September 2, 2006 as set out in Staff’s comment). In relation to transactions entered into with Cuba since our letters of August 4, 2006 and September 7, 2006, we respectfully refer the Staff to our response provided to Comment 2 below. CYI has reviewed the July 2007 news article referred to in Staff’s comments and would like to clarify that the comment about growing Guangxi Yuchai’s export business to about 30% of its production was in the context of Guangxi Yuchai’s entire export business outside the People’s Republic of China and not limited specifically to Cuba.

2.	Please provide an updated materiality analysis of your operations associated with Cuba, including their potential impact upon your reputation and share value since your letter to us of August 4, 2006. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

2.	CYI respectfully submits to the Staff that it does not believe that sales revenue contributions from exports to Cuba by Guangxi Yuchai are material to its past, current or anticipated operations. The unit and revenue data for export sales to Cuba by Guangxi Yuchai for fiscal years 2006 and 2007 are set forth in Appendix 1 to this letter. The data shows the insignificance of these export sales for fiscal years 2006 and 2007 to Guangxi Yuchai’s operations which represent less than 2% of its worldwide sales revenue for both years. CYI is aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with state sponsors of terrorism and confirms to the Staff that it has considered the relevance of such issues to its business activities but due to the de minimis nature of Guangxi Yuchai’s dealings with Cuba, CYI does not believe that there would be any major impact to its reputation and share value.

3.	Please tell us whether your contacts with the Middle East and Africa are still limited to Turkey and Egypt as set forth in your letter to us of August 4, 2006.

3.	Further to CYI’s letter to Staff of September 7, 2006 on this issue (and not August 4, 2006 as set out in Staff’s comment), CYI confirms that in addition to exports to Turkey and Egypt, a very small number of diesel engines manufactured by Guangxi Yuchai were exported to Algeria and Cameroon in Africa in fiscal years 2006 and 2007. The unit and revenue data for direct export sales to Turkey, Egypt, Algeria and Cameroon for fiscal years 2006 and 2007 are set forth in Appendix 2 to this letter. The data shows the insignificance of these export sales for fiscal years 2006 and 2007 to Algeria and Cameroon which represent less than 2% of the worldwide sales revenue of Guangxi Yuchai.

4.	We note a July 22, 2008 website article stating that Guangxi Yuchai established a strategic cooperation relationship with Zonda Bus/Zonda Group and that Zonda Bus’s buses have been exported to Syria. Syria is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe the nature of Guangxi Yuchai’s strategic relationship with Zonda, including a description of any agreements Guangxi Yuchai and Zonda are party to and whether Guangxi Yuchai sells diesel engines to Zonda. Please tell us whether Zonda exports or has exported buses or any other products to Syria that use Guangxi Yuchai’s engines or other products.

4.	CYI respectfully confirms to the Staff that Guangxi Yuchai is a supplier of diesel engines to Zonda. A tripartite agreement between Yan Cheng Zhong Wei Bus Co., Ltd. (Guarantor), Yan Cheng Zonda Car Equipment Co., Ltd. (Purchaser) and Guangxi Yuchai (Supplier) was entered into on November 14, 2008. This agreement provides for the purchase and sale of diesel engines by Guangxi Yuchai to the entire Zonda Group. In addition to the said tripartite agreement, a separate sales contract was entered into by Guangxi Yuchai and Yan Cheng Zonda Car Equipment Co., Ltd. on November 14, 2008 for the sale of diesel engines to the latter for domestic use only meaning that applicable warranties to the products would only be valid if use was in the PRC. In both abovementioned agreements, Guangxi Yuchai is a supplier of diesel engines to the Zonda Group pursuant to a contractual relationship but as Zonda is a separate legal entity, Guangxi Yuchai has no control or knowledge over where and to whom Zonda exports its products using Guangxi Yuchai’s engines, to.

5.	We note a July 2007 article stating that Yuchai Group, a parent company of China Yuchai International Ltd., obtained an order to export 1, 000 diesel engines to Iran. Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.

Your Form 20-F does not include any disclosure regarding Yuchai Group. Pease describe to us your relationship with Yuchai Group and tell us why information about this entity is not disclosed in your Form 20-F. To the best of your knowledge, understanding and belief, describe to us the nature and extent of Yuchai Group’s business contacts with Iran, if any, including the products, equipment, components, technology, or services Yuchai Group has provided or provides into Iran, and any arrangements or other contacts Yuchai Group has had with the Iranian government or entities controlled by that government. Tell us whether the diesel engines cited in the report were manufactured, designed or otherwise provided by Guangxi Yuchai.

5.	CYI respectfully submits to Staff that the term “Yuchai Group” refers to the State Holding Company which is also known as Guangxi Yuchai Machinery Group Company Limited as disclosed in CYI’s annual reports on Form 20-F. The Yuchai Group is a shareholder of Guangxi Yuchai holding 22.1% equity interest and the Yuchai Group is also indirectly a shareholder (and not parent company of CYI as stated in Staff’s comment) of CYI, holding 18% equity interest through Coomber Investments Limited. This shareholding relationship between CYI, Guangxi Yuchai and the Yuchai Group has been disclosed in CYI’s annual reports on Form 20-F. However, as the Yuchai Group is a separate legal entity in which neither CYI nor its affiliates have any equity interest in or control over, CYI is unable to provide information about the nature and extent of Yuchai Group’s business nor its contacts with Iran.

CYI has reviewed the July 2007 article referred to in the Staff’s comment and respectfully submits to the Staff that Guangxi Yuchai has entered into commercial sales contracts with the Yuchai Group for the supply of diesel engines for domestic use only meaning that applicable warranties to the products would only be valid if use was in the PRC. Guangxi Yuchai is a supplier of diesel engines pursuant to a contractual relationship, to the Yuchai Group and does not have information whether any of its diesel engines were subsequently exported out to Iran by the Yuchai Group.

6.	We note January 2009 and October 2008 news articles stating that Donfeng Company and Dongfeng Automobile Co., Ltd. sell trucks and vehicles in Iran. Please tell us whether your engines or other products are used in trucks or vehicles sold to Iran.

6.	CYI respectfully confirms to Staff that Guangxi Yuchai supplies diesel engines to the Dongfeng Group pursuant to commercial sales contracts entered into with them. Guangxi Yuchai is hence in a supplier relationship with the Dongfeng Group in the People’s Republic of China. The diesel engines supplied to the Dongfeng Group under the sales contracts are to be for domestic use only meaning that applicable warranties to the products would only be valid if use was in the PRC. As the Dongfeng Group is a separate legal entity in which neither CYI nor its affiliates have any equity interest in or control over, CYI is unable to provide information whether Dongfeng exports trucks and vehicles containing Guangxi Yuchai’s engines to Iran.

As requested by the Staff, CYI hereby acknowledges that:

•	CYI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CYI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Mr. Hoh Weng Ming, CFO of CYI at 65 63226262 if you have further questions or comments.

Respectfully submitted,

/s/ Teo Tong Kooi
Teo Tong Kooi
President and Director

cc:	Deborah Foo, General Counsel, China Yuchai International Limited

Appendix 1

Sales of Diesel Engines to Cuba for the fiscal years 2006 and 2007

	2006		2007
Country	Units	Rmb’000	Units	Rmb’000
Cuba	700	16,060	12,090	156,058

Worldwide sales	283,583	6,920,528	383,677	9,556,303

Percentage of worldwide sales	0.2%	0.2%	3.2%	1.6%

Appendix 2

Sales of Diesel Engines to Turkey, Egypt, Algeria and Cameroon

for fiscal years 2006 and 2007

Country	Units Sales for 2006	Revenue Sales for 2006		Units Sales for 2007	Revenue Sales for 2007
Turkey	4	Rmb	113,659	1	Rmb	15,719

Worldwide Sales	283,583	Rmb	6,920,528,000	383,677	Rmb	9,556,303,000

Percentage of Worldwide Sales	0.0014%		0.0016%	0.00026%		0.00016%

Egypt	11	Rmb	656,838	Nil		Nil

Worldwide Sales	283,583	Rmb	6,920,528,000	383,677	Rmb	9,556,303,000

Percentage of Worldwide Sales	0.0038%		0.0094%	N.A.		N.A.

Algeria	4	Rmb	105,062	6	Rmb	138,465

Worldwide Sales	283,583	Rmb	6,920,528,000	383,677	Rmb	9,556,303,000

Percentage of Worldwide Sales	0.0014%		0.0015%	0.0015%		0.0014%

Cameroon	Nil		Nil	2	Rmb	79,107

Worldwide Sales	283,583	Rmb	6,920,528,000	383,677	Rmb	9,556,303,000

Percentage of Worldwide Sales	Nil		Nil	0.0005%		0.0008%